Exhibit 99.1

NYSE-A: ROY	NR 09-20
TSX: IRC	November 12, 2009

INTERNATIONAL ROYALTY CORPORATION

REPORTS 2009 THIRD QUARTER RESULTS

DENVER, COLORADO – November 12, 2009 - International Royalty Corporation (NYSE-Amex: ROY, TSX: IRC) (the "Company" or “IRC”) today reported its 2009 third quarter financial results.  All figures are in United States dollars unless noted otherwise. Complete financial results are available on SEDAR, EDGAR and on the Company’s website at www.internationalroyalty.com.

Highlights for the third quarter of 2009:

•

Royalty revenue was $6.6 million, compared to $13.8 million for the quarter ended September 30, 2008.

•

Earnings from operations were $1.3 million, compared to $3.0 million for the quarter ended September 30, 2008.

•

Cash flow from operations was $1.6 million, compared to $3.7 million for the quarter ended September 30, 2008.

•

The Las Cruces copper mine began production during the third quarter.  The mine produced 3.0 million pounds of copper cathode during the quarter and IRC received $125,000 on its 1.5% Net Smelter Return (“NSR”) royalty.

•

The Johnson Camp copper mine, which began production during the second quarter of 2009, produced 2.6 million pounds of copper during the third quarter, a 28% increase over the prior quarter.

•

IRC successfully closed a CA$57.6 million common share financing in July 2009.  This share issue provided IRC with $49.1 million in net proceeds, which exceed the Company’s senior secured debentures as of September 30, 2009 by approximately $23.8 million.

Financial Highlights

Royalty revenues for the three months ended September 30, 2009 were $6.6 million, as compared to $13.8 million for the three months ended September 30, 2008.  The decrease is mainly due to an $8 million decline in revenue from the Voisey’s Bay mine, offset by royalty revenue from the Skyline thermal coal mine of $192,000, the Johnson Camp copper mine of $175,000, the Gwalia Deeps gold mine of $411,000 and the recently commissioned Las Cruces copper mine of $125,000.

Revenue recognized from the effective 2.7% NSR royalty on the Voisey’s Bay nickel, copper and cobalt mine was $4.9 million for the quarter ended September 30, 2009 compared to $12.9 million in 2008.  The decrease in revenue from the Voisey’s Bay mine was due to a decrease in production of contained nickel in concentrate, a decrease in production of contained copper in concentrate and significantly lower nickel and copper prices in 2009 as compared to 2008.  Total contained nickel in concentrates paid on the Voisey’s Bay mine during the quarter ended September 30, 2009 was approximately 30.1 million pounds compared to approximately 53.2 million pounds for the quarter ended September 30, 2008.  Total contained copper in concentrates paid on the Voisey’s Bay mine during the quarter ended September 30, 2009 was approximately 9.9 million pounds compared to approximately 37.6 million pounds for the quarter ended September 30, 2008.  The average nickel price during the quarter decreased from $9.29 per pound in 2008 to $7.16 per pound in 2009 and the average copper price during the quarter decreased from $3.69 per pound in 2008 to $2.78 per pound in 2009.

Earnings from operations were $1.3 million for the third quarter of 2009 compared to $3.0 million for the third quarter of 2008.  This was due to a decrease in royalty revenues of $7.2 million, offset by a decrease in amortization of $1.7 million, a decrease of royalty taxes of $1.4 million and decreases in other expenses.  In the third quarter of 2008, the Company recorded impairments of royalty interests in mineral properties and an impairment of long-term assets totaling $1.7 million.  There were no impairments recorded in 2009.

For the first nine months of 2009, earnings from operations were $1.4 million compared to $8.0 million in 2008. This was due to a decrease in royalty revenues of $12.9 million offset by a decrease of royalty taxes of $3.0 million and decreases in other expenses.  In 2008, the Company recorded impairments of royalty interests in mineral properties and an impairment of long-term assets totaling $1.7 million.  There were no impairments recorded in 2009.

Net loss for the third quarter of 2009 was $575,000 compared to net earnings of $1.3 million for the third quarter of 2008. This loss was primarily due to the revenue and expense changes discussed above.  The Company had a net foreign currency loss of $927,000 in the third quarter of 2009, compared to $904,000 in the third quarter of 2008.

Cash flow from operations for the quarter ended September 30, 2009 decreased by $2.1 million to $1.6 million compared to the quarter ended September 30, 2008.

Bought Deal Financing

On July 15, 2009, the Company completed an offering of 14,100,000 common shares at a price of CA$3.55 per common share for total gross proceeds of $44,728,000 (CA$50,055,000). The Company also granted to the underwriters an over-allotment option of up to 2,115,000 common shares which were fully subscribed on July 24, 2009 at a price of CA$3.55 per share for gross proceeds of $6,926,000 (CA$7,508,000).  Closing of the over-allotment option brought total gross proceeds from the offering to $51,654,000 (CA$57,563,000), and net proceeds to approximately $49,461,000 (CA$55,118,000).  IRC paid share issuance costs of $2,193,000 (CA$2,445,000) related to the offering.  The number of common shares outstanding after the offering was 94,695,356 shares.

Developments on Existing Royalties

On October 16, 2009, IRC, as general partner of Labrador Nickel Royalty Limited Partnership, filed a claim in the Supreme Court of Newfoundland and Labrador against Vale Inco Limited (“Vale Inco”) and its wholly-owned subsidiaries, Vale Inco Atlantic Sales Limited (“VIASL”) and Vale Inco Newfoundland and Labrador Limited (“VINL”), related to the calculation of the Net Smelter Return (“NSR”) on the sale of nickel concentrates from VINL’s Voisey’s Bay mine to Vale Inco.  The claim requests damages for the alleged underpayment of past royalties and an order to correct calculations of future payments.  The claim asserts that Vale Inco is incorrectly calculating the NSR in two ways. First, the claim alleges that payments made to VINL for the sale of concentrates, including nickel concentrates, under the terms of non-arms length contracts between Vale Inco, VIASL and VINL do not represent fair market value and Vale Inco has incorrectly calculated the NSR paid to VINL through these contracts.  Second, the claim alleges that VINL has deducted certain income taxes that it pays to the Province of Newfoundland and Labrador in determining the NSR, which is not allowable under the royalty agreement.  If its claim is successful successful, IRC estimates that its share of the royalty underpayments up to June 30, 2009 would exceed $26.0 million, before deduction of royalty taxes.  Vale Inco, VIASL and VINL have retained counsel and a response to IRC’s claim is expected in due course.

On August 1, 2009, employees at the Voisey’s Bay nickel mine rejected a contract offer and elected to go on strike.1 The operator, Vale Inco, has continued to make shipments of stockpiled concentrates through October 2009 and is expected to do so through November 20092.  However, it is unclear when all of these shipments will be settled and IRC will receive its royalty thereon.  Due to the payment timing and price mechanisms in our royalty contract with Vale, we expect the impact of the strike on IRC’s royalty to occur in the fourth quarter of 2009 and until the resumption of operations.  Likewise, we expect that there will be a lag time from the resumption of operations until normal levels of concentrate shipments are attained and settled.  Because the IRC royalty applies to pounds of metal produced, the impact of the strike would be to defer revenue, not to reduce it.

On July 13, 2009, employees at Vale Inco’s Sudbury operation went on strike shutting down its Sudbury smelter which processes most of the mid-grade nickel concentrates from Voisey’s Bay.  Vale Inco’s Thompson smelter, which processes most of the Voisey’s Bay high-grade nickel concentrates, remains operational.  The quantity of high grade concentrates on hand at the Voisey’s Bay site, at a storage facility in Quebec City or in transit which might be processed at Thompson is currently unknown.

The Wolverine zinc project is scheduled for commissioning during 2010. Excavation work has continued as concrete footings are being poured for the mill building, concentrate load-out facility, power plant, maintenance shops and administrative buildings.3 IRC holds a sliding-scale royalty on all precious metals production from this project.

Saracen Mineral Holdings Limited’s Carosue Dam gold project is slated for commissioning in the first quarter of 2010. Initial gold production is expected to be 120,000 ounces per year from the South Laverton region.4 IRC holds a 1.5% NSR royalty on this project.

Production at Gwalia Deeps for the first nine months of 2009 totalled 83,000 ounces of gold.  Production is expected to ramp up to 190,000 to 210,000 ounces per year by June 2012.5  IRC holds a 1.5% NSR royalty on Gwalia Deeps.

The Johnson Camp copper mine produced 2.6 million pounds of copper during the three months ended September 30, 2009.  By the end of 2009, the operator expects to ramp-up to an average production rate of 25 million pounds of copper per year.6  IRC acquired a 2.5% NSR royalty on the project on March 31, 2009.

The Las Cruces copper project was commissioned in June 2009 and produced 3.0 million pounds of copper during the three months ended September 30, 2009.  Annual production at Las Cruces is planned to average 72,000 tonnes of cathode copper over the life of the mine.7  IRC holds a 1.5% NSR royalty on the Las Cruces project.

In the first quarter of 2010, Avocet Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa is expected to be commissioned.  Avocet recently took over Wega Mining and is expected to give the project access to sufficient resources for timely completion and start up.8  Annual production is expected to be 120,000 ounces over the life of the mine.9  IRC holds a 2.5% NSR royalty on this project.

China Minmetals has announced that they are investigating the restart of the Avebury nickel project in Tasmania, subject to the price of nickel being sustained around recent levels of greater than $7.00 per pound.10  IRC holds a 2.0% NSR royalty on the Avebury project.

References:

1.

Canadian Press update, July 8, 2009

2.

http://vinl.valeinco.com/MarineTrafficSchedule.asp

3.

Yukon Zinc Wolverine Report, July 21, 2009

4.

www.saracen.com.au

5.

St Barbara Ltd Annual Report for the Twelve Months Ended June 30, 2009.

6.

Nord Resources Corporation News Release, August 6, 2009

7.

Inmet Mining Corporation Investor Presentation, BMO Capital Markets 2009 Global Metals & Mining Conference, February 23, 2009

8.

Avocet Mining PLC, News Release, April 29, 2009

9.

http://www.avocet.co.uk

10.

OZ Minerals press release dated May 6, 2009

Summary of Financial Information:

($ thousands, except per share data,
unaudited)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Statement of Operations
Royalty revenues	$6,593	$13,791	$19,790	$32,684
Earnings from operations	1,325	2,966	1,379	7,964
Earnings (loss) before income taxes	(575)	1,344	(8,454)	6,057
Net earnings (loss)	(774)	460	(5,377)	3,798
Basic and diluted net earnings (loss) per share	$(0.01)	$0.01	$(0.06)	$0.05

Statement of Cash Flows
Cash provided by operating activities	$1,582	$3,703	$9,183	$9,634

	June 30,	December 31,
	2009	2008
Balance Sheet
Total assets	$418,744	$376,570
Shareholders’ equity	338,485	297,280

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)

			Payable Metal Production (1)
			Quarter Ended		Nine Months Ended
			September 30,		September 30,
Mine	Commodity	Royalty	2009	2008	2009	2008
Voisey’s Bay
	Nickel	2.7% NSR	30,102	53,150	125,416	121,610
	Copper	2.7% NSR	9,934	37,616	35,226	80,102
	Cobalt	2.7% NSR	1,787	2,325	6,054	5,446
Southern Cross	Gold	1.5% NSR	35	38	111	111
Skyline	Thermal Coal	1.413	657	261	1,988	261
Gwalia Deeps	Gold	1.5% NSR	29	-	83	-
Williams	Gold	0.25% NSR	58	31	149	100
Johnson Camp	Copper	2.5% NSR	2,645	-	4,715	-
Las Cruces	Copper	1.5% NSR	2,961	-	2,961	-
Meekatharra	Gold	0.45% NSR	-	15	-	39
Avebury	Nickel	2.0% NSR	-	1,291	-	1,291

	Revenue (thousands)
	Quarter Ended		Nine Months Ended
	September 30,		September 30,
Mine	2009	2008	2009	2008
Voisey’s Bay	$4,923	$12,937	$15,502	$30,521
Southern Cross	504	488	1,555	1,495
Skyline	315	123	899	123
Gwalia Deeps	411	-	1,149	-
Williams	138	70	344	226
Johnson Camp	174	-	280	-
Las Cruces	125	-	125	-
Meekatharra	-	58	-	151
Avebury (2)	-	114	(104)	114

(1)

Gold is in thousands of ounces; thermal coal is in thousands of short tons; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period. Production reports are received from the operators of the properties.

(2)

2009 amount represents an adjustment upon settlement of revenue from the fourth quarter of 2008.

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Gold, per ounce (1)	$963	$866	$933	$896
Thermal coal, per tonne	33.99	30.24	32.02	30.24
Nickel, per pound (1)	7.16	9.29	5.39	11.17
Copper, per pound (1)	2.78	3.69	1.99	3.37
Cobalt, per pound (1)	15.36	31.60	12.42	35.97

(1)

Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR, EDGAR and on the Company’s website at www.internationalroyalty.com.

IRC invites you to participate in its Third Quarter 2009 Results conference call.

The Company will host its 2009 Q3 Results conference call on Monday, November 16, 2009 at 11:00 AM (EST).

To participate in the conference call, please dial 1-800-814-3911 or 1-416-644-3419 or North American toll free 1-877-974-0447, at least five minutes prior to the scheduled start of the call.

A replay of the conference call will be available until November 23, 2009. Please dial 1-877-289-8525 and enter the following access code 4181211#.  An archive of the conference call will be available on IRC’s website at www.internationalroyalty.com.

Peter Clarke of SRK Consulting, a qualified person for the purposes of National Instrument 43-101, has reviewed this press release.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange

(TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations in regards to the production start dates for the projects on which IRC has royalties, expected rates of production, mine lives, litigation claims, the effect of labour stikes on revenue and results of operations, expected start up of projects and expected cash costs.  Financial information contained in this press release is unaudited.  In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance, develop, reopen, restart or successfully place their projects into production, commodity prices, pending permits, and access to financial resources; operators’ abilities to maintain ongoing production; and to resolve labor, regulatory and operational issues and continue operations.  IRC’s forward-looking statements in this release regarding projected royalty revenue, ongoing production and royalties, projected amortization and royalty tax exposure, anticipated governmental or regulatory impact on projects and the anticipated timing of the start of production on several of the projects on which it has royalties and litigation claims are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, commodity prices, accuracy of project operator projections, governmental regulation, and project operators’ ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.